FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         Notice to Shareholders dated May 9, 2000 -- Information based on informal translation of notice published in the Bulletin Des Annonces Legales Obligatoires.

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                  INFORMATION BASED ON INFORMAL TRANSLATION OF

                             NOTICE PUBLISHED IN THE

                   BULLETIN DES ANNONCES LEGALES OBLIGATOIRES

                                   MAY 9, 2001

                             STMICROELECTRONICS N.V.



NOTICE TO SHAREHOLDERS

By a resolution of April 26, 2000, the general meeting of shareholders (ordinary and extraordinary) of STMicroelectronics N.V., authorized, for a period of three years, a global Employee Stock Purchase Plan, with a maximum of 4,500,000 new or existing shares of a maximum total nominal amount of Euro 4,680,000. The number of shares to be offered under this Plan shall be 1,500,000 shares per year. The 1,500,000 shares which are to be offered in the first year are new shares with no pre-emption rights. During the second and third years, the shares offered shall be, at the choice of the Supervisory Board, newly issued shares and/or existing shares repurchased by the Company. The general meeting of shareholders (ordinary and extraordinary) of April 26, 2000 also approved the granting of a 15% discount from the market share price for employees under this plan.

The Supervisory Board of April 17, 2000 approved the terms and conditions of the offer described in the Employee Stock Purchase Plan, in particular the intended subscription periods, the definition of eligible employees and the maximum subscription amount. The terms and conditions are described below.

Information relating to this offer under the Employee Stock Purchase Plan:

1. This Plan is for employees of the Company and shall be subscribed directly by employees of the Company and its subsidiaries held at 50% in France, as well as Germany, Canada, Korea, Denmark, Spain, the United States of America, Hong Kong, India, Italy, Japan, Malaysia, Malta, Morocco, the Netherlands, United Kingdom, Singapore, Sweden, Switzerland, Taiwan, and such other countries to which the Company may extend the plan as described in the preliminary prospectus certified by the Commission des operations de bourse on May 2, 2001, under the number 01-483. Employee is defined as those persons employed by the Companies of the STMicroelectronics group in the above-mentioned countries, who have been with the Company for at least three months at the start of the Offering Period. Former and retired employees are not eligible for this offer.

2. Shares available for subscription shall be subscribed directly by the employees. Sole formula: direct subscription

         The share subscription price is equal to 85% of the lesser of the two following amounts:
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         (i)      The share price of STMicroelectronics N.V. on the New York
                  Stock Exchange (NYSE) on May 9, 2001.

         (ii) The share price of STMicroelectronics N.V. on the New York Stock Exchange (NYSE) on May 21, 2001, the last day of the Offering Period; taking into consideration that the share price of STMicroelectronics N.V. on the New York Stock Exchange (NYSE) is expressed in USD and shall be converted to euros on the basis of the exchange rate between the two currencies on the day the price is fixed.

         The STMicroelectronics N.V. Employee Stock Purchase Plan allows employees to choose between two terms of payment, which are as follows:

         (i) Payment of the subscribed shares is made in euro and shall be made in full on the date of subscription; the employee must pay the total amount of the subscription price according to the terms of payment, which are subject to local legislation (cash, check, etc.); taking into consideration that at least 50% of the share subscription price should be paid on the last day of the subscription period, i.e. May 21, 2001, and the balance when the number of shares allocated to the employee and the subscription price of these shares is definitely known and at the latest 15 days following allocation of the subscribed shares;

         (ii) Employees who have a savings plan under the STMicroelectronics N.V. Employee Stock Purchase Plan, payment of the total subscription price can be made by debiting the employee's savings plan under the said plan; taking into consideration that at least 50% of the share subscription price should be deducted on the last day of the subscription period and the balance when the number of shares allocated to the employee and the subscription price of these shares is definitely known;

         (iii) Employees participating in a savings plan under the STMicroelectronics N.V. Employee Stock Purchase Plan, may pay directly part of the subscription price according to the terms of payment, subject to local legislation (cash, cheque etc.) and the balance by having the amount debited from the savings under the aforementioned savings plan; in this case, the employee should indicate the amount authorized to be debited from his/her savings and this amount will be debited on the last day of the subscription period. If the amount that the employee has authorized to be debited is less than 50% of the subscription price, the employee should pay directly the outstanding amount according to the terms of the payment subject to local legislation (cash, check etc.) on the last day of the subscription period; if this amount is greater than 50% of the subscription price, the surplus will be used in proportion to pay the outstanding amount when the number of shares allocated to the employee and the subscription price are definitely known, the employee undertakes to pay the balance due of the subscription price within 15 days of the closing of the subscription period.

3. The issued shares described the Note d'operation preliminaire, must be kept by each employee for a period of 180 days starting from the last day of the share subscription period, i.e. until November 17, 2001. No release before that date is contemplated. If
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         the securities are not kept during the aforementioned period, the employee may not participate in either of the two subsequent subscription offers or purchase offers reserved for employees under the Employee Stock Purchase Plan. During this period of unavailability, the shares subscribed by the employee shall be kept in his name by BNP-Paribas and the Company shall bear the related fees.


4. The total value of the shares purchased by each employee during the subscription period may not exceed the exchange value in euros of USD 12,500 calculated on the basis of the exchange rate between these two currencies on May 21, 2001, the last day of the subscription period.
                  Payments not made for subscriptions subject to the conditions described in 1 above may result in legal proceedings at the initiative of the Company or its subsidiaries.

         Number of shares to be issued--A maximum of 750,000 new shares of a nominal amount of Euro 1.04 each, shall be offered.

         Subscription period--The subscription period of the offered shares runs from May 9, 2001 to May 21, 2001, both dates inclusive.

                  Any employee shall lose his subscription right if he does not submit his share subscription form within the allotted time, to his or her relevant human resources department.

                  Terms and conditions of subscription by employees--Employees may request to participate in the subscription offer by submitting to his or her relevant human resources department a share subscription form before the subscription period expires, as defined above. Subscription forms are available to each employee in his or her relevant human resources department.

                  Terms and conditions of the delivery of new shares--The new shares subscribed by the employees of the STMicroelectronics N.V. group shall be in the form of bearer shares.

                  Admission to Euroclear France SA shall be requested for the new shares.

                  Reduction in the number of shares subscribed.--In the event that the total number of STMicroelectronics N.V. shares subscribed by employees in France and abroad exceeds the number of shares offered, STMicroelectronics N.V. shall reduce the number of shares subscribed in such a manner as to ensure equal treatment amongst the beneficiaries.

                  Condition of Annulment--The offer of 750,000 shares described in this note d'operation preliminaire shall be cancelled in the event the Consob does not grant the necessary authorizations to make the offer to employees in Italy possible in the time period indicated.

                  Purpose of notice--The purpose of this notice is to issue and list on the Premier marche of the Paris Bourse new shares each having a nominal value of Euro 1.04, described above.

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                            STMicroelectronics N.V.:
                               Pasquale Pistorio,
                            sole executive director,

   whose choice of residence is at the Company's administrative headquarters, Technoparc du Pays de Gex, BP 112, 165, rue Edouard Branly, 01637 Saint-Genis
                             Pouilly Cedex, France


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2001                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer